United States securities and exchange commission logo





                              April 10, 2023

       William Taylor
       Chief Executive Officer
       SR Bancorp, Inc.
       220 West Union Avenue
       Bound Brook, New Jersey 08805

                                                        Re: SR Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on March 13,
2023
                                                            File No. 333-270489

       Dear William Taylor:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 13, 2023

       General

   1. In light of recent market events and activities within the banking sector, please revise your disclosures in the
Business, Risk Factors, Management   s Discussion and Analysis and
                                                        Quantitative and
Qualitative Disclosures about Market Risk sections, where appropriate, to address any material
impact these events and activities have had on both Somerset
                                                        Savings Bank, SLA's and
Regal Bancorp, Inc.'s financial condition, operations, customer base, liquidity,
capital position and risk profile. For example, consider the need to further expand your discussion
of Somerset Savings Bank, SLA's and Regal Bancorp,
                                                        Inc.'s interest rate
risk and asset/liability management policies and discuss any changes management has
undertaken in response to the recent events. If available, consider supplementing your
qualitative disclosure with additional quantitative details in order for
 William Taylor
SR Bancorp, Inc.
April 10, 2023
Page 2
         an investor to understand changes to Somerset Savings Bank, SLA's and Regal Bancorp,
         Inc.'s liquidity position, activities, trends and market driven impacts as of a more recent date.
How We Intend to Use the Proceeds from the Stock Offering, page 38

2. We note the disclosure that SR Bancorp may use the proceeds it retains from the offering for various purposes, such as to fund the proposed merger. Please approximate the amount intended for each listed purpose. Refer to Item 504 of Regulation S-K. If material amounts of other funds are necessary to accomplish the purposes for which the proceeds are to be obtained, state the amounts of other funds needed for each such specified purpose and the sources of such funds.
Continuing to leverage technology to maintain efficient operations and enhance customer service, page 74

3. We note your disclosure that you have plans to add, among other services, tokenization.
         Please explain what you mean by tokenization and describe the services you plan to add that relate to tokenization. Please explain to us the steps you have already taken to add tokenization and where you are in the process in terms of being able to provide such services.
The Proposed Merger With Regal Bancorp, page 134

4. We note your response to comment 9 and re-issue. Please discuss material aspects of the background of the transaction, including who initiated discussions, whether the registrant considered other targets and, if so, a summary of the discussions, why the
FirstName LastNameWilliam Taylor
       registrant chose this target, whether the registrant considered other transaction structures
Comapany
       and, NameSR
            if so, whyBancorp,  Inc. chose to proceed with a merger, or tell us why this
                       the registrant
       information
April 10, 2023 Pageis2not material to investors.
FirstName LastName
 William Taylor
FirstName   LastNameWilliam Taylor
SR Bancorp,   Inc.
Comapany
April       NameSR Bancorp, Inc.
       10, 2023
April 310, 2023 Page 3
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-
3294 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:      Marc Levy, Esquire